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EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in the Thousands)

	Three Months Ended March 31,	Years Ended December 31,
	2003	2002	2001	2000	1999	1998
Income(1)	$70,022	$220,012	$227,574	$217,539	$39,565	$59,316
Plus:
Cumulative effect of change in accounting principle	—	—	282	—	—	—
Extraordinary Items(2)	—	12,166	1,620	705	—	—
Income Taxes	—	—	—	—	—	—
Interest Expense	47,980	185,305	168,963	173,228	90,782	44,697

Total Earnings	$118,002	$417,483	$398,439	$391,472	$130,347	$104,013
Fixed Charges:
Interest Expense	47,980	197,541	171,593	174,446	91,159	44,697
Preferred Dividends	9,227	36,908	36,908	36,908	23,843	944
Total Fixed Charges	$57,207	$234,449	$208,501	$211,354	$115,002	$45,641
Earnings/Fixed Charges	2.1x	1.8x	1.9x	1.9x	1.1x(3)	2.3x

(1)
Income represents net income plus minority interest, preferred dividends, HPU holders' share of undistributed earnings and distributions from operations of joint ventures, less investments in and advances to unconsolidated joint ventures.

(2)
Represents loss on early extinguishment of debt.

(3)
Includes the effect of a non-recurring, non-cash charge in the amount of approximately $94.5 million relating to our November 1999 acquisition of the external advisor to our Company. Excluding the effect of this non-recurring, non-cash charge our ratio of earning/combined fixed charges and preferred stock dividends for the year ended December 31, 1999 would have been 2.0x.

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RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Dollars in the Thousands)